Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PMFG, Inc.

Commission File No. 001-34156

On August 6, 2015, CECO Environmental Corp. (“CECO”) held a conference call regarding CECO’s quarterly results. A copy of the transcript from such call follows. The slides accompanying the conference call were previously furnished by CECO with the Securities and Exchange Commission on August 6, 2015 on a Form 8-K and the transcript should be read in conjunction with those materials.

CORPORATE PARTICIPANTS

Jeffrey Lang, President and Chief Executive Officer

Edward Prajzner, Chief Financial Officer & Secretary

Shawn Severson, Investor Relations, The Blueshirt Group

CONFERENCE CALL PARTICIPANTS

Tim Mulrooney, William Blair & Co.

Gerry Sweeney, ROTH Capital Partners

John Quealy, Canaccord Genuity

Scott Graham, Jefferies & Co.

Jeff Osborne, Cowen & Company

PRESENTATION

Operator:

Good day and welcome to the CECO Environmental Second Quarter 2015 Earnings conference call. Today’s conference is being recorded, and at this time I’d like to turn it over to Shawn Severson. Please go ahead, sir.

Shawn Severson:

Thank you. Good morning everyone. Thank you for joining us on CECO Environmental’s conference call and webcast to discuss the financial results for the three months and six months ended June 30, 2015. On the call with me today are Jeff Lang, CEO and President, and Ed Prajzner, Chief Financial Officer. Jeff and Ed will be reviewing the financial results and will also provide an update on the Company’s strategy and outlook.

Please note that in addition to traditional reported GAAP earnings, we provide non-GAAP financial measures in our press release today to enable better assessment of the ongoing nature of CECO’s core operations. Jeff Lang’s comments will primarily focus on these non-GAAP financial measures, and Ed Prajzner will address differences between GAAP and non-GAAP financial measures in his remarks. Following our prepared remarks, we will open the call for questions.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com

As a reminder, there is a presentation for today’s conference call, and we encourage you to find that on CECO’s website and follow along. Please click on each slide to go through the presentation.

This call is being webcast and can be accessed at CECO’s website at cecoenviro.com. The webcast will be posted on CECO’s website for replay approximately two hours following the end of this call. The replay will remain onsite for on-demand review over the next several months.

Before we begin, I would like to caution Investors regarding forward-looking statements. Any statements made in today’s presentation that are not based on historical fact are forward-looking statements. Such statements are based on certain estimates and expectations and are subject to a number of risks and uncertainties. Actual results may vary materially from those expressed or implied by forward-looking statements. We encourage you to read the risks described in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2014. Except to the extent required by applicable securities laws, we undertake no obligation to update or publicly revise any of the forward-looking statements that we make here today, whether as a result of new information, future events or otherwise.

Today’s presentation will also include references to certain non-GAAP financial measures. We have reconciled the comparable GAAP and non-GAAP numbers in today’s press release.

With that, I’d like to turn the call over to Jeff to begin the discussion.

Jeffrey Lang:

Thank you, Shawn. Good morning everyone. We appreciate your continuing interest in CECO Environmental as we continue to grow and evolve our business into a world-class industrial technology company. Please turn to Slide 6.

Revenue in the quarter increased $20.7 million to $87 million, or roughly 31% higher than last year’s second quarter and approximately 7% higher sequentially than Q1. This revenue is another record for CECO and was driven by a combination of sales excellence and revenue from acquisitions. On an organic basis, revenue in Q2 was flat but was up 4.5% year-to-date June on a constant currency basis.

On a consolidated basis, bookings were $74.6 million for the quarter, up 29% compared to last year’s $57.7 million. Year-to-date bookings were roughly $169 million versus $121 million last year. Year-to-date June bookings were up 4% organically and roughly flat in Q2; however, we did win a very large USA major refinery order in July for roughly $14.5 million that we originally expected to book in June, Q2. Either way, it was an excellent win for the Emtrol-Buell global cyclone business.

Our backlog remains strong, reaching $140 million at June 30, 2015, down from $153 million in the prior quarter.

EPS on a GAAP basis for Q2 was $0.08 compared to $0.17 in the prior year; however, EPS on a non-GAAP basis for the quarter was $0.32 versus $0.25 in the prior quarter. Thirty-two cents was a record for CECO Environmental for a quarter.

Please turn to Slide 7. Gross margin in the second quarter was 30.7% as compared to 26.2% in Q1, and we’re very pleased with the sequential quarterly improvement. Non-GAAP operating income increased to 14.1% in Q2 compared to 9.3% in Q1, and non-GAAP net income per diluted share was $0.32 in Q2 as compared to $0.21 in Q1. We view the bottom line growth on a non-GAAP basis in Q2 as a positive momentum and signal, so a special thank you to the entire CECO Team.

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Please note that in Q2, we outperformed on both gross profit and operating margin as we are expecting some of those trends to take shape in the second half of the year. The current second half of 2015 research analysts’ consensus estimates around margins are consistent with our current thinking. The Q2 margin improvement was driven by several operational factors: one, the increase of aftermarket mix helped; two, higher margin due to operational project execution; three, our Fluid Handling group had better revenue and margin expansion in the quarter; four, we had a couple of Environmental businesses that improved from Q1 to Q2; and five, the Energy segment, Effox-Flextor, improved in Q2. The entire CECO organization is meticulously focused on revenue and operating income growth as a core fundamental of our business.

Please turn to Slide 7—or as we continue on Slide 7, SG&A management and a lean, asset-light shop overhead are integral to our operating model and future operating leverage opportunities. Over the next 12 months, we look forward to working with the CECO-PMFG Team in the integration process to adopt the legacy operating model to help the combined operating performance to create more Shareholder value, and we’re very excited to work with the Senior Leadership Team at PMFG.

Adjusted EBITDA in the quarter was $13.5 million, up from $11 million for the same period last year and significantly higher than $8.6 million generated in Q1 of ’15.

In summary, we are gaining momentum in 2015. We have achieved record revenues and a solid backlog. We’ve made solid improvements on operating margins in the quarter as compared to the first quarter, and I’m proud to say that our team is on track to achieve our long-term operating model of 15% margin. We will continue our focus on high margin revenues, operational excellence, and asset-light manufacturing optimization while expanding revenues globally.

Moving on to Slide 8. I would like to provide you with an update on business conditions and review key strategic points. First, we believe the overall end-market conditions are essentially unchanged from the first quarter, except China has slowed. In terms of business segments, let’s start with the Environmental Technology group. Results in our Environmental operating segment continue to reflect solid momentum gained. In particular, our Emtrol-Buell cyclone business, Kirk & Blum Contract Services, Flex-Kleen dust collection technology and HEE-Duall scrubbers, and a couple others, improved in Q2 2015 with margin expansion and solid bookings.

Overall, our Environmental segment is making solid progress on both revenue and operating income objectives. We will still strive for additional sales excellence traction, more around the OneCECO sales initiative, increased bookings, and margin improvement in the second half of the year. We had a solid first half overall. We do need more improvement to reach our full 2015 operating plans. Also, there is a particular opportunity to increase recurring revenues in the environmental group, so we are positioned well for a strong second half. Lastly, the OneCECO initiative where we bundle technologies to provide a better solution for customers continues to be a business driver for us.

In reference to the energy technology group, the global natural gas power activities continue to be a strong market for us, and the China domestic utility market has been solid in the first half as well. We continue to see solid demand for natural gas fired power generation around the world and domestically through our Aarding division. They continue to do a very good job for us. Nearly all geographies are on track regarding natural gas fired turbine expansion, and we are encouraged by the latest activity here in North America around natural gas turbine activity.

The traditional power generation markets domestically are flat but much stronger internationally. We’re also gearing up for improved domestic aftermarket opportunities and additional global RFQs in this sector. However, we continue to believe that developing countries remain a source of growth over the long term. To supplement this growth, we continue to focus on driving growth in the aftermarket business, as noted previously, and we’re very pleased with the Zhongli utility business in China. They are on plan and doing well, and we will continue to focus on the opportunity in all of our geographies.

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The Fluid Handling and Filtration sector—our Fluid Handling and GPS operating segment is performing well with solid revenues and improved operating margins. I would also point out that we have added key positions and talent in this division to help execute on our sales excellence strategies and aftermarket growth efforts, with strong aftermarket sales contributing to the margins in Q2. We have added a strong Vice President of Sales in both the Fluid Handling business and our Filtration business to lead our organic growth initiative. Our Filtration business has been flat year-to-date, but we expect improvement in the second half of the year. We are expecting more business in the second half of the year to reach our operating plans, but overall the Fluid Handling and Filtration segment is rock-solid and operationally excellent. We will continue to emphasize greater sales excellence and productivity in the second half of the year, and our team is being challenged to deliver more organic growth.

Additionally, we see aftermarket sales continue to gain momentum at CECO. In reference to the announcement of our Vice President of Global Aftermarket and Recurring Revenues, we have added a very talented Vice President of Aftermarket Strategy leader to help accelerate our teams’ efforts and harvest opportunities from our sizeable installed base in a more strategic fashion. The Aftermarket and Recurring Revenue segment of the business remains a very important strategic initiative for CECO as it adds stability to our revenue base, improved margin, and enhances our connectivity with our core customer base.

Next, I’m happy to announce that the integration of Zhongli, Emtrol-Buell and HEE-Duall is 100% complete. We’re very pleased with the traction and progress of these sizeable acquisitions. With the integration of these acquisitions behind us, the team will be completely focused on the PMFG integration in September. We continue to believe the acquisition of PMFG is a major strategic event for CECO, and I’m very excited by the business opportunity going forward. Please note the CECO-PMFG integration process, strategies and actions have been formalized in Q2, so we’re ready to go.

Please note—thank you to the CECO Leadership Management Team for the excellent integration best practices and the disciplined weekly checkpoints to deliver on our integration commitments in the first half of 2015. Well done, team.

Given that successful completion, we are now 100% ready for the CECO-PMFG integration process, and I’m looking forward to working with the PMFG Leadership Team. We’ve had many successful sessions together and discussions over the last several months.

Now I’d like to take a minute to provide an update on CECO China, as I’m sure that the recent news regarding the China market has created a host of questions. For perspective, China accounted for approximately 20% of our sales in the second quarter, which includes the well-performing Zhongli acquisition. Overall, CECO China moderated in the quarter along with the broader China markets. Although we sell into numerous industrial markets across the Asian region, the most notable sectors are large industrial chemical, petrochemical, and the traditional power market. Zhongli has performed well and is on track with our plans.

With regard to the legacy CECO China business, we actually expected better revenues and operating income during the first half of 2015, and we do expect improvement in the second half of the year with CECO China. It is difficult to say when the broader Chinese economy will improve, but we believe that we will still have meaningful growth opportunities in the current environment by integrating additional products into our CECO China sales network, driving more environmental energy revenues through the stronger design and engineering capabilities in the region, which could lead to additional market share gain. We really need additional sales excellence, productivity, improved bookings, and operating gains in the second half of 2015 from the CECO China Team. We also learned some best practices from the Zhongli operating model that will help us to optimize our CECO China business.

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As we close on the PMFG acquisition, the new combined CECO Asian regional opportunity will be exciting, stronger, and we’ll be positioned to deliver on our long-term China growth opportunity. Our midterm goal is to reach $100 million in revenues over the next three years in the China region. One, we have the Peerless Manufacturing China business which services the energy, natural gas, industrial and nuclear sector; two, we’ll have the Zhongli traditional China utility business; three, we’ll have our core CECO China business for large industrial, environmental and energy; and fourth, we’ll have the PMFG Singapore region. Very exciting. It will all be brought under common leadership, sales strategies, and manufacturing optimization, so we are very excited about our long-term growth in that region and we’re very committed to the Asian region.

Please move on to Slide 9. I would like to express how much of a strategic fit we recognize between CECO and PMFG. We are poised to achieve solid sales and cost-out synergies, and the acquisition will be a major step toward market leadership in, a, global natural gas power; b, industrial silencer markets; c, the midstream pipeline sector; and fourth and finally, the CCA environmental business will be additive to the OneCECO Environmental Solutions group. There’s four fundamental reasons why we are very excited about bringing these two companies together.

Further, the CECO-PMFG combination will also result in significant main office, SG&A and shop overhead synergies; increased scale, size and revenues to the one-half-billion range; a combined install base of $5 billion; integration of the Peerless China Manufacturing business to join our CECO Asian region; and lastly, the stronger European sales channel footprint and leadership will also help our integration process. The acquisition will provide us with access to additional attractive end markets to drive long-term growth and diversification and enhance our global footprint, particularly in China, Europe and the Middle East. In addition, the acquisition brings a leading portfolio of highly engineered products, excellent brand names, and opportunities to grow recurring revenues. We are poised to benefit from a stronger, larger, balanced portfolio with greater diversity in our end markets. We believe the CECO-PMFG acquisition will close in September of this year.

Moving on to Slide 10, on May 4 we announced the PMFG acquisition and we communicated the strategies and synergies. I would now like to illustrate why we believe the acquisition of PMFG will help create an industry leader in the natural gas turbine power markets and the environmental industrial silencer market. As you can see, PMFG brings one of the leading selective catalytic reduction technologies to our portfolio, which is critical to the control of emissions in both natural gas and industrial power generation facilities. As you know, our Aarding-Effox division within CECO are leaders in the exhaust system, dampers, diverters and silencing technology systems. The combination of the SCR technology within the Aarding-Effox product portfolio is fundamental to globally becoming a complete solution provider for the natural gas turbine power market. We now have an opportunity to evolve as a leader in this growing global sector. The combination of both silencer brands Burgess-Manning at PMFG and CECO will create a leading global provider within the Noise Reduction and Abatement market segment for a full range of industrial applications and expanded product alternatives, and increased opportunities for reduction of sourcing costs and sales synergies.

Moving on to Slide 12, please. Slide 12 reflects the combined Asian footprint our business will have. Our midterm goal is that we are going after the Asia region and pursuing $100 million in revenues over the next three-year timetable. One way to achieve that is that we will maximize our selling opportunities to our existing channels and markets, as we currently do today; additionally, it’s utilizing each Company’s existing sales channels, products and cross-selling opportunities to customers across all industries and geographies. Both Sales Teams are centralized in the Shanghai region to enhance team communication, selling efforts, strategies and common leadership.

Before I turn the call over to Ed, I would like to reiterate that we remain intensely focused on driving organic growth through our sales excellence initiative, our OneCECO initiative, and we believe that the addition of PMFG will create even more opportunities to drive revenue growth. We have an excellent team in place and we continue to grow stronger to execute on our plan.

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I’ll now turn the call over to Ed for more a detailed review of the financial results in the quarter.

Edward Prajzner:

Thank you, Jeff, and good morning everyone. As mentioned earlier, I will highlight in a little more detail both our GAAP and non-GAAP performance for the quarter and six-month period, particularly regarding our segments. As a reminder, our non-GAAP adjustments include acquisition and integration expenses, the impact of acquisition asset valuation adjustments on the income statement which results in higher levels of depreciation and amortization, and earn-out expense. Our non-GAAP financial presentation is intended to provide a better trend analysis and assessment of our underlying core business performance.

Please turn to Slide14, where you’ll see revenue, as Jeff mentioned, increased sequentially in Q2 by 8% on an organic basis, and increased 4.5% for the six-month period ended June 30 over the prior year period. We were very pleased with that result.

Moving on to Slide 15, which shows our booking and backlog trends. Although bookings decreased in Q2 compared to Q1, we are pleased with our $168.5 million of bookings in 2015 year-to-date through the first six months, and our backlog remains very strong at $140 million.

Continuing on to Slide 16, our gross margins and non-GAAP operating margins improved sequentially in Q2 over Q1 due to the strength of all three of our segments, which I’ll discuss in a moment. We also maintained very tight SG&A cost control as well as keeping our shop overhead costs down.

On Slide 17, we report our EBITDA and non-GAAP EPS trends, which again reflect a similar sequential improvement as our margins did, resulting in a record quarterly non-GAAP EPS of $0.32 for the second quarter of 2015.

Now moving on to our segment discussions, beginning on Slide 18. Revenue in our Environmental segment was $41.8 million, which is up 27% from $32.9 million in the prior year period. Bookings were $31 million, driven primarily by our Emtrol-Buell global cyclone division business, as well as HEE-Duall scrubbers and other Environmental segment businesses.

On Slide 19, revenue in our Energy segment was $27.3 million, which is up 62.5% from $16.8 million in the prior year period. This higher revenue was largely attributable to the Zhongli business. Bookings of $25 million remain robust but were down slightly from the first quarter.

Continuing on to Slide 20, revenue in our Fluid Handling segment was $17.7 million, which is up 5.9% on a year-over-year basis and up 17% on a sequential basis. Bookings were also up 14.8% sequentially from the first quarter of 2015. This segment is on track and doing very well.

Turning to Slide 21, our balance sheet and cash flows; cash and cash equivalents at the end of the quarter was $17.1 million versus $19.4 million at year-end, a decrease of $2.3 million. Net debt to pro forma EBITDA was approximately 2x as of June 30, 2015. Outstanding borrowings under our credit facilities and term loans were $111.7 million at June 30, 2015 compared to $112.4 million at December 31, 2014, a decrease of $0.3 million (phon).

Our effective tax rate in the quarter was approximately 46% compared to 29% during the same period last year. This increase was attributable to a higher level of non-deductible expenses which occurred in the current period from early deal costs and earn-out versus the prior year period, as well as a higher portion of our income coming from higher tax jurisdictions.

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With that, I’ll turn the call back over to Jeff before we open it up to your questions.

Jeffrey Lang:

Thanks, Ed. We were pleased with CECO’s overall results in the quarter and June year-to-date as we achieved record revenues and made significant progress on our operating performance in Q2 as compared to the prior quarter. We are also optimistic about the remainder of the year, very focused on sales excellence given our solid backlog and operational excellence pathway. We continue to implement our strategic initiatives and build a great foundation to increase Shareholder value in 2015 and beyond, and the addition of PMFG is expected to play a critical role in that strategy. We have a broader and stronger portfolio today than at any time in the history of the Company, and I believe that we are very well positioned relative to our competitors around the world.

In conclusion, our focus remains on driving profitable growth and creating long-term Shareholder value. I’m very pleased with where our Company is, our Management Team, and we continue to add key talented resources to our Leadership Team to help take us to the next level. We have the right platform, rigorously focused, and the team in place to build CECO into a world-class industrial technology company.

I would now like to open it up for any questions you may have.

Operator:

Thank you. If you’d like to ask a question, please signal by pressing star, one on your telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, it’s star, one to ask a question at this time.

We’ll take our first from Tim Mulrooney with William Blair.

Tim Mulrooney:

Good morning.

Jeffrey Lang:

Good morning, Tim.

Tim Mulrooney:

A couple questions this morning. First of all, the organic revenue being flat in the quarter, does that include the impact from foreign currency?

Edward Prajzner:

Yes, that’s on a constant FX basis, yes.

Tim Mulrooney:

Okay, so excluding the impact of foreign currency, organic revenue would be up?

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Edward Prajzner:

We’re normalizing the local currencies year-over-year with FX, so yes, the FX is an important element of that organic comparison on a year-over-year basis. But organic revenue is up in real terms year-over-year.

Tim Mulrooney:

Okay, I understand. Thank you. Then did you guys give the number as to how much acquisitions contributed into the quarter overall, like how many millions of dollars?

Edward Prajzner:

Yes, that is in the—we didn’t mention it on the call. That is on the press release, that the acquisitions did contribute about $21 million in the second quarter, and about $41.7 million on a six-month basis for the year came from acquisitions.

Tim Mulrooney:

Okay, thank you. Last question on organic growth—I know Environmental was up 27% and Energy was up 63%, but if you pulled Emtrol and Zhongli and all those companies out, can you share with us the organic growth rates for those two segments, excluding the impact of the acquisitions?

Edward Prajzner:

We disclosed on a consolidated basis the organic business with all the acquisitions through the segments. We’re disclosing that on a consolidated basis, not by segment.

Tim Mulrooney:

Okay, understood. Thank you. Lastly, in your prepared remarks, did I hear you guys say that you expect improvement in CECO China in the second half of the year, and if so, can you talk a little bit about what gives you confidence that you can grow in a difficult operating environment?

Jeffrey Lang:

Well, we’ve added resources. We’re maturing as a business deep into the industrial sectors. We continue to be bullish on what Zhongli is doing in the utility sector, and our Leadership Team feels they can book more business in the second half than they did in the first half. So we remain very invested and very focused on growing the market, and keep in mind we have very low share in Asia so there’s a lot of upside, and there is thousands and thousands of plants we’re not engaged with but moving closer to do business with. So we’re expecting a little bit better in the second half in Asia.

We also redefined our Energy strategy with the Effox Zhongli branding and sales strategy, and they were a little bit slow in the first half, so we expect more energy business in the second half and some additional cyclone business. So we’re counting on more business in the second half out of China.

Tim Mulrooney:

Got it, thank you.

Operator:

We’ll take our next question from Gerry Sweeney with ROTH Capital.

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Gerry Sweeney:

Good morning, everybody.

Jeffrey Lang:

Good morning, Gerry.

Edward Prajzner:

Morning, Gerry.

Gerry Sweeney:

Could you go through the margins a little bit? Obviously it was a very good sequential, quarter-over-quarter improvement. Could you maybe break down how much of that margin improvement was an increase in the aftermarket sales? I know you also had a large natural gas project in Saudi Arabia that was working its way through the system, and then it sounds like you fully integrated all the acquisitions made in the second half of ’14. If you could break those out to sort of see how much impacted the margins, if possible.

Jeffrey Lang:

Yes, what I’ll do, Gerry, is we’ve studied that and there is probably three or four principal things that gave us the margin uplift, both in gross profit and operating margin. First off, our Fluid Handling business had additional revenue and margin expansion in Q2. Number two, there was several businesses that had a higher mix of aftermarket versus equipment. Number three, the Effox-Flextor business had a stronger Q2 over Q1, and then there was a couple of environmental businesses that had a stronger Q2, so it was probably four fundamental reasons why the margins picked up over Q1.

Gerry Sweeney:

Okay. Is that large natural gas project that we talked about in 1Q, was that completed in the second quarter or does that come into the third quarter at all?

Jeffrey Lang:

Yes, a third of it’s remaining for Q3.

Gerry Sweeney:

Okay. Then just talking about aftermarket that you mentioned there, what percentage of sales is aftermarket?

Jeffrey Lang:

Right now, Ed and I have been studying that with our team. We’re still in that one-third area, roughly speaking. As the business gets larger through acquisitions, and you know the total revenue we’re chasing this year, we still believe the aftermarket services, retrofit, and anything other than new equipment is in the one-third range.

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Gerry Sweeney:

Okay, so what you’re also sort of saying there is as revenue is starting to grow, you’re maintaining aftermarket as a percentage of sales in around that 33%, so you’re getting some growth in that aftermarket as well.

Jeffrey Lang:

Correct.

Gerry Sweeney:

Okay. Then you did mention APC, aftermarket. That’s been an area of a little bit of focus. I think there’s some fertile ground. How much is APC in terms of aftermarket?

Jeffrey Lang:

Roughly the same; roughly the same, Gerry. There’s a lot of things we’re doing to grow aftermarket. We’ve invested additional leadership principally to make sure the strategy is moving down the track properly. We’ve probably added a dozen aftermarket resources this year in our business, both inside sales versus external sales; four, the IT organization has ensured that we have the right install base data in every business so we know where to chase existing customers or a drifted customer, or a customer that has slowed or those that are expanding; and five, we’ve upgraded the compensation strategy and we now view the business as each Business Leader has an equipment, engineered equipment growth strategy globally and separately an aftermarket recurring revenue strategy. So there’s a lot of things we’re doing that’s very exciting around aftermarket.

Gerry Sweeney:

Okay, I appreciate it. I’ll jump back in line.

Jeffrey Lang:

Yes.

Edward Prajzner:

Thank you.

Operator:

We’ll take our next question from John Quealy with Canaccord.

John Quealy:

Hey, good morning folks, and nice job on the quarter. So first, Jeff, can we go back to China for a moment? All the macro indicators that many of us see are suggesting China very slow industrial from a macro perspective. Can you give us a little bit more granularity about how you feel comfortable and confident that you’ll do better than that? I realize you’re a microcosm of the Chinese economy, but several data points suggest that China is really going to slow industrial for the next several quarters. Then I have a follow-up. Thanks.

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Jeffrey Lang:

Well actually, it slowed in the first half, and it’s probably going to continue slowing in the second half. But I think from a larger context, we view the opportunity to grow the Asian market as one of our top three growth initiatives. We’ve got a lot of good businesses in there, and with the PMFG business we’ll have more products to sell, more opportunities to build products at a lower cost, and leverage the sales channel. Thirdly, there is probably more manufacturing plants in that region than there are anywhere else in the world, and we have very low share, so the opportunity, there’s a lot of upside for us to sell the CECO Environmental products into those plants. We’ve been there a decade. It’s been principally organic growth other than last year with Zhongli and SAT (phon), and now with the PMFG expansion. There’s just a lot of upside for us to grow—you know, we pick up a new customer here, a new customer there. The fifth piece is there’s a lot of—besides chasing the in-country China national customer, which we see a lot of upside to grow, there is a lot of multinational companies that are stationed there and set up camp there to buy equipment for China and around the Asian Rim.

So there’s a host of reasons for us to be there, and we’re very committed to growing that. I can remember when we did a few million dollars in China, and now I think within a few years we can get to a hundred million dollars, so there’s a lot of upside for us.

John Quealy:

I guess maybe the lens that you’re looking at is 12 months-plus to achieve some of those things that you outlined, right, rather than close PMFG in September and then by December, we see outperformance vis-à-vis the Chinese economy. Is that a way to interpret what you’re saying?

Jeffrey Lang:

Well, we’re viewing the Asian strategy as a long-term growth strategy. That’s how we view that. The investments we’ve made in sales, resources, leadership, plant manufacturing is long-term. Yes, we had a bit of a cool down in the first half, and there’s probably going to be a little cool down in the second half, but there is still a lot of opportunities for us to grow. I’m looking out three years and I’m thinking we should be able to pull a hundred million dollars of revenue from the Asian region just because of our low market share and the opportunities we have with our products, the vast manufacturing footprint there, and what we’re going to do with PMFG. So I’m thinking out many years from now, but we’re expecting betterment in the second half and ’16 and ’17 as well, so we’re viewing this as a long-term investment regardless of what the economy is doing this year.

John Quealy:

Okay. Lastly, just on the Environmental segment, it looks like you got a nice chunky order in Q3 so far in the US refinery. Can you comment on was that delayed previously with the fall-off in oil, or can you just give us some context? Is that market perhaps a little bit more robust for you guys moving forward? Just some context there. Thanks, guys.

Jeffrey Lang:

Yes, sure. The global refinery sector is doing very well. It’s probably one of our top three growing markets this year, so the global refinery sector is doing very well. That was a very nice order the Emtrol-Buell Team did in a collaborative effort, so my congratulations to the team there. Yes, we were hoping that we would have pulled that in June, and that would have helped us achieve our growth objectives for the quarter; but either way, it was an excellent order and we continue to see more upside from the Emtrol-Buell cyclone division for the remainder of the year and next year.

So yes, thanks for mentioning that. Yes, it would have been nice to pull that in June, but we’re happy in the Q3 that we got it.

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Operator:

As a reminder, it’s star, one to ask a question. We’ll take our next from Scott Graham with Jefferies.

Scott Graham:

Hi, good morning.

Jeffrey Lang:

Hey Scott.

Edward Prajzner:

Good morning.

Scott Graham:

I just wanted to revisit the first question on the organic growth, because I was pretty sure I either read or heard you guys say—I read, actually, constant currency, organic revenue constant currency, which would imply that that excludes—excludes—FX; in other words, that’s your organic. Then I thought I heard you say something different on this call.

Edward Prajzner:

Yes, we computed the organic revenue growth on a constant currency basis, so we just normalized the FX rate year-over-year in order to compute the actual variance year-to-year on an apples-to-apples basis. So we’re disclosing organic revenue growth on a constant currency basis year-over-year.

Scott Graham:

Right, so in other words, flat. That’s what you’re saying?

Edward Prajzner:

Flat for the second quarter, yes.

Scott Graham:

Right, okay. Thank you. The other question I had is can you guys provide us the income from operations from the three segments? I didn’t see that anywhere.

Edward Prajzner:

That will be out shortly. The 10-Q will be filed if not later today, first thing tomorrow. That will be in the 10-Q; you’ll see the full segment disclosures.

Scott Graham:

Okay, got you. Last question—I know you indicated, Jeff, that China sales moderated. Did China sales decline?

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Jeffrey Lang:

I think they’re probably close to last year’s level, maybe a little bit below; but they did not meet our expectations for what we budgeted for in the first half.

Scott Graham:

Right.

Jeffrey Lang:

So we did not meet our revenue and operating income targets for legacy CECO China; however, the Zhongli business outperformed revenue and operating income from a year ago, so Zhongli is overperforming and CECO China is a little bit slow right now, and it’s principally in two areas but we think we’re going to rebound a little bit in the second half within the energy sector and some of the cyclone activity. But yes, make no mistake—CECO China did not meet our expectations in the first half.

Scott Graham:

Right, I expected that. Is China for you in total a lower or higher gross margin market than the corporate average?

Jeffrey Lang:

About the same.

Scott Graham:

About the same? So the decline in gross margin was then, on a year-over-year basis, was simply a function of acquisitions, or—I know that acquisitions had an impact last quarter. Again this quarter, yes?

Jeffrey Lang:

Sorry Shawn (phon), I didn’t hear that last part. There was some break-up in the phone.

Scott Graham:

Yes, hi. This is Scott Graham. So I was just asking the gross margin on a year-over-year basis, I believe was down, and was that because of acquisitions?

Jeffrey Lang:

You know, the operating margin, if you look at Zhongli and CECO China in what we’re doing there, I’d say the operating margins are pretty solid combined because Zhongli overperformed and CECO China did not have the revenue mix we were expecting. But there was a decline in CECO China rev and gross profit in the first half compared to the previous year and compared to what our expectations were for the business.

Scott Graham:

Right. Okay. So I’m just trying to understand what you’re saying. So the decline in gross margin was a function of—more of a function of the weakness in the legacy China business, not acquisitions?

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Jeffrey Lang:

Correct.

Scott Graham:

Right, because last quarter if I remember correctly, your gross margin was way down and it was largely blamed on acquisitions, so if that is the case, what happened from last quarter to this quarter, because that would have been obviously quite an improvement, or was that seasonal? What happened with the acquisitions where they were not dilutive to the gross margin this quarter?

Jeffrey Lang:

Well first off, regarding the China acquisitions, Zhongli, which was the principal acquisition, they performed well in Q1 and they performed well in Q2. Regarding—there was a small acquisition called SAT, roughly a $5 million, $6 million business. They performed better in Q2 than Q1, but it is a very small business generally speaking. Thirdly, pretty much China has been low in revenue and low in gross profit for the first half, both in Q1 and Q2.

Scott Graham:

Understood. Okay, thank you.

Jeffrey Lang:

Yes. Thank you.

Operator:

We’ll take our next question from Jeff Osborne with Cowen & Company.

Jeff Osborne:

Good morning, guys. Most of my questions have been answered, but I just wanted to focus on op ex. How should we think about the trajectory there in the second half with all the integration going on? Any comments there would certainly be helpful from a modeling perspective. Then for Ed, is there any one-time charges here in the third quarter that we should be thinking about from a GAAP perspective, or any cash charges due to integration?

Jeffrey Lang:

Well, I think the Q3 numbers are going to be pretty close to where they were in Q2. On an SG&A perspective, given some of our investments in sales and resources and growth talent, we probably could pick up half a point of SG&A in Q3 and potentially half a point of SG&A in Q4 for the CECO business. Regarding PMFG, the integration will take place in September, so we’ll probably pull in a month of PMFG into our Q3 numbers, and we’re going to have to communicate those once we close, but that will have an impact on our Q3 numbers.

But regarding the consensus that’s being published on CECO, we believe those—we feel pretty comfortable around those numbers, Jeff.

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Jeff Osborne:

Thanks much.

Jeffrey Lang:

Regarding your question on one-time expenses, there might be a couple.

Edward Prajzner:

Yes, obviously at deal closing, you’ll see a significant amount of Investor, banker, etc. fees hitting in the Q3 upon consummation of closing. There was a modest amount of acquisition expenses here in Q2 of just under a million dollars, as you’ll see in the P&L. There will be significantly more in Q3 upon consummation of closing, which we’ll clearly delineate them from the recurring op ex, SG&A run rate pieces. We’ll clearly delineate the pieces that will be triggered by the deal itself.

Jeff Osborne:

Got you, and there is no facility closures or any cash charges at the time of close?

Jeffrey Lang:

Not right now.

Edward Prajzner:

No.

Jeff Osborne:

Got you. Thanks much.

Jeffrey Lang:

Yes. Thank you.

Operator:

There are no further questions. I’d like to turn it back to our speakers for any additional or closing remarks.

Jeffrey Lang:

Thank you very much for your participation today. We look forward to talking with you in the future.

Operator:

That concludes our conference for today. Thank you for your participation.

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Important Information for Investors and Stockholders

This communication is not a substitute for the final prospectus/proxy statement that CECO Environmental Corp. (“CECO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2015, which includes a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG, Inc. (“PMFG”) in connection with the merger between CECO and PMFG. The prospectus/proxy statement has been sent or given to the stockholders of record as of the close of business on July 30, 2015 of each of CECO and PMFG and contains important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE MERGER THAT HAVE BEEN FILED WITH THE SEC IN THEIR ENTIRETY AND CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The prospectus/proxy statement and other documents that have been filed with the SEC by CECO and PMFG are available without charge at the SEC’s website, www.sec.gov, or by directing a request to (1) CECO Environmental Corp. by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com.

This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of CECO is set forth in its prospectus/proxy statement filed on July 31, 2015, the proxy statement for its 2015 annual meeting of shareholders and CECO’s Annual Report on Form 10-K for the year ended December 31, 2014, which were filed with the SEC on April 10, 2015 and March 18, 2015, respectively. Information about the directors and executive officers of PMFG is set forth in its proxy statement filed on July 31, 2015, and the proxy statement for its 2014 annual meeting of shareholders and PMFG’s Annual Report on Form 10-K for the year ended June 28, 2014, which were filed with the SEC on October 16, 2014 and September 10, 2014, respectively.

Non-GAAP

CECO is providing non-GAAP historical financial measures within this communication as the Company believes that these figures are helpful in allowing individuals to better assess the ongoing nature of CECO’s core operations. A “non-GAAP financial measure” is a numerical measure of a company’s historical financial performance that excludes amounts that are included in the most directly comparable measure calculated and presented in the GAAP statement of operations.

Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP gross profit margin, non-GAAP operating margin, non-GAAP earnings per basic and diluted share and non-GAAP Adjusted EBITDA, as we present them in the financial data included in this communication, have been adjusted to exclude the effects of expenses related to property, plant equipment valuation adjustments, acquisition and integration expense activities including retention, legal, accounting, banking, amortization and contingent earn-out expenses, foreign currency re-measurement, legal reserves and the associated tax benefit of these charges. Management believes that these items are not necessarily indicative of the Company’s ongoing operations and their exclusion provides individuals with additional information to compare the company’s results over multiple periods. Management utilizes this information to evaluate its ongoing financial performance. Our financial statements may continue to be affected by items similar to those excluded in the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP financial measures should not be construed as an inference that all such costs are unusual or infrequent.

Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP gross profit margin, non-GAAP operating margin, non-GAAP earnings per basic and diluted shares and non-GAAP Adjusted EBITDA are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of CECO’s results as reported under GAAP.

In accordance with the requirements of Regulation G issued by the Securities and Exchange Commission, non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP gross profit margin, non-GAAP operating margin, non-GAAP earnings per basic and diluted share and non-GAAP Adjusted EBITDA, stated in this communication present the most directly comparable GAAP financial measure and reconcile to the most directly comparable GAAP financial measures.

Safe Harbor for Forward-Looking Statements

Any statements contained in this communication other than statements of historical fact, including statements about management’s beliefs and expectations of the proposed merger and related transactions and future results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated accordingly. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will” and similar expressions and their negative forms are intended to identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability to complete the proposed merger and related transactions between CECO and PMFG; the receipt of shareholder approvals; the availability of financing to be obtained by CECO; the ability to successfully integrate CECO’s and PMFG’s operations, product lines, technologies and employees; the ability to realize revenue and customer growth opportunities, combined revenue goals, marketing and cost synergies from the proposed merger between CECO and PMFG in a timely manner or at all; factors related to the businesses of CECO and PMFG including economic, political and financial market conditions generally and economic conditions in CECO’s and PMFG’s target markets; dependence on fixed-price contracts and the risks associated with those contracts, including actual costs exceeding estimates and method of accounting for contract revenue; fluctuations in operating results from period-to-period due to cyclicality of the businesses; the effect of the merger and related transactions on each of CECO’s and PMFG’s infrastructure, resources, and existing sales; the ability to expand operations in both new and existing markets; the potential for contract delay or cancellation; changes in or developments with respect to any litigation or investigation; unknown, underestimated or undisclosed commitments or liabilities; the potential for fluctuations in prices for manufactured components and raw materials; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business and operational relationships; the substantial amount of debt expected to be incurred in connection with the proposed merger and CECO’s ability to repay or refinance it, incur additional debt in the future or obtain a certain debt coverage ratio; diversion of management time from each of CECO’s and PMFG’s ongoing operations; the impact of federal, state or local government regulations; and the effect of competition in the air pollution control and industrial ventilation industry.

These and other risks and uncertainties are discussed in more detail in CECO’s and PMFG’s current and future filings with the SEC, including the final prospectus/proxy statement under the heading “Risk Factors,” which was filed by each of CECO and PMFG on July 31, 2015, CECO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on March 18, 2015 and PMFG’s Annual Report on Form 10-K for the fiscal year ended June 28, 2014 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on September 10, 2014. Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to CECO or PMFG or persons acting on behalf of either CECO or PMFG are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and CECO’s and PMFG’s respective filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, neither CECO nor PMFG undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by law.